UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

JAN 26 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
JAN 27 2004
THOMSON FINANCIAL

Aegis Asset Backed Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0001174819
(Registrant CIK Number)

Form 8-K for January 26, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110187
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

04006304

99065
Form SE
Aegis 2004-1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 26, 2004.

AEGIS ASSET BACKED SECURITIES CORPORATION

By: ______________________

Name: Stuart D. Marvin

Title: Executive Vice President

99065
Form SE
Aegis 2004-1

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

AEGIS ASSET BACKED SECURITIES TRUST

Mortgage Pass-Through Certificates, Series 2004-1

99065
Form SE
Aegis 2004-1

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$414,831,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-1

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

January 13, 2004

BEAR STEARNS
ATLANTA · BOSTON · CHICAGO
DALLAS · LOS ANGELES · NEW YORK · SAN FRANCISCO
FRANKFURT · GENEVA · HONG KONG
LONDON · PARIS · TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$414,831,000 (Approximate)

Characteristics of the Certificates (a), (b), (c)

Offered Certificates	Original Certificate Balance	Coupon	Avg Life To Call (years)	Principal Lockout/ Window (months)	Final Sch. Maturity Date	Initial Credit Support	Expected Ratings (Moody's/S&P/Fitch)
Class A	$333,992,000	(d)(e)	**2.44**	0 / 91	1/25/34	21.50%	Aaa/AAA/AAA
Class M1	$29,783,000	(d)(e)	**5.11**	40 / 51	1/25/34	14.50%	Aa2/AA/AA
Class M2	$24,464,000	(d)(e)	**5.04**	38 / 53	1/25/34	8.75%	A2/A/A
Class M3	$6,382,000	(d)(e)	**5.01**	37 / 54	1/25/34	7.25%	A3/A-/A-
Class M4	$7,446,000	(d)(e)	**5.01**	37 / 54	1/25/34	5.50%	Baa1/BBB+/BBB+
Class M5	$6,382,000	(d)(e)	**5.00**	36 / 55	1/25/34	4.00%	Baa2/BBB/BBB
Class M6	$6,382,000	(d)(e)	**4.99**	36 / 55	1/25/34	2.50%	Baa3/BBB-/BBB-

Notes:

- **(a)** 100% Prepayment Assumption: 27% CPR for the adjustable-rate Mortgage Loans; 4.6% CPR in month 1 of the fixed-rate Mortgage Loans, building to 23% CPR by month 12. On and after month 12, 23% CPR.
- **(b)** Transaction priced to a 10% clean-up call.
- **(c)** The principal balance of each Class of Certificates is subject to a 5% variance.
- **(d)** The lesser of (a) One-Month LIBOR plus the related margin and (b) the Net Funds Cap.
- **(e)** If the 10% clean-up call is not exercised, the margin for the Class A Certificates will double and the margins for the Class M Certificates will increase by a 1.5x multiple.

Depositor: Aegis Asset Backed Securities Corporation

Seller: Aegis Mortgage Corporation

Servicer: Chase Manhattan Mortgage Corp. ("Chase"). Chase has a subprime mortgage servicer rating of ["Strong"] from Standard and Poor's ("S&P") and [RPS1-] from Fitch Ratings ("Fitch"), the highest rating category from S&P and the second highest from Fitch.

Trustee: Wells Fargo Bank, National Association (Minnesota)

Credit Risk Manager: The MurrayHill Company ("MurrayHill"). MurrayHill's primary function will be to monitor and advise the Servicer with respect to default management.

Underwriters: Lead Manager: Bear, Stearns & Co. Inc.
Co-Managers: Credit Suisse First Boston, Lehman Brothers

Certificate Ratings: The Certificates are expected to receive the ratings from Moody's Investors Service ("Moody's"), S&P and Fitch.

The Certificates:	The Aegis Asset Backed Securities Trust Mortgage Pass-Through Certificates, Series 2004-1 (the "Certificates"), will consist of the Class A Certificates, Class M1 Certificates, Class M2 Certificates, Class M3 Certificates, Class M4 Certificates, Class M5 Certificates, Class M6 Certificates, Class P Certificates, Class X Certificates and Class R certificates. The Class A Certificates are referred to herein as the "Senior Certificates;" the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Certificates are collectively referred to herein as the "Subordinate Certificates." Only the Senior Certificates and the Subordinate Certificates (collectively, the "Offered Certificates") are offered hereby.
Cut-off Date:	As of January 1, 2004
Expected Pricing Date:	On or about January [ ], 2004
Closing Date:	On or about January 27, 2004
Distribution Date:	The 25th day of each month or, if the 25th day is not a business day, on the next succeeding business day, beginning in February 2004.
Delay Days:	0 days.
Day Count:	Interest will accrue on the basis of a 360-day year and the actual number of days elapsed in each Accrual Period.
Record Date:	With respect to any Distribution Date, the business day immediately preceding such Distribution Date.
Accrual Period:	With respect to any Distribution Date, the period beginning on the immediately preceding Distribution Date (or on the Closing Date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.
Form of Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	Each of the Offered Certificates, the Class P Certificates and the Class X Certificates will represent ownership of "regular interests" in a REMIC. The Class R Certificate will be designated as the sole class of "residual interest" in each of the REMICs.
ERISA Eligibility:	The Offered Certificates are expected to be eligible for purchase by employee benefit plans or other retirement arrangements subject to ERISA or Section 4975 of the Internal Revenue Code of 1986.
SMMEA Treatment:	The Offered Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Mortgage Loans:	As of the Cut-off Date, the collateral pool consisted of approximately [3,237] loans with an aggregate principal balance of $[425,468,074] of adjustable-rate and fixed-rate, fully amortizing and balloon loans secured by primarily first liens on one- to four- family residential properties. Approximately [74.27]% of the loans will be subject to prepayment penalties. For collateral statistics please see the "Collateral Summary" herein.
Optional Termination:	The majority holders of the Class X Certificates (or the Servicer, if the Class X Certificateholders do not do so) may purchase the Mortgage Loans on any Distribution Date following the month in which the total principal balance of the Mortgage Loans declines to less than 10% of their initial total principal balance (the "Initial Purchase Date").
Spread Increase:	If the option to purchase the Mortgage Loans is not exercised on the Initial Purchase Date by the majority Class X Certificateholders, then with respect to the next following Distribution Date and each succeeding Distribution Date thereafter, the margin on the Class A Certificates will double and the margins on the Class M Certificates will increase by a 1.5x multiple.
Servicing Fee:	50 basis points per annum (0.50%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Credit Risk Management Fee:	[1.5] basis points per annum ([0.015%]) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Trustee Fee:	[0.985] basis point per annum ([0.00985]%) on the outstanding principal balance of each Mortgage Loan as of the first day of any collection period.
Certificate Rate:	The Certificate Rate on each class of Offered Certificates is equal to the lesser of (i) the related Pass-Through Rate and (ii) the Net Funds Cap.
Pass-Through Rate:	With respect to the Offered Certificates, a per annum rate equal to one-month LIBOR plus the applicable margin for each class.

Net Funds Cap: With respect to each Distribution Date will be an annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for such date and (2) 12, and the denominator of which is the Pool Balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period related to such Distribution Date.

Net Mortgage Rate: For any Mortgage Loan at any time equals the Mortgage Rate thereof minus the Aggregate Expense Rate.

Aggregate Expense Rate: For any Mortgage Loan equals the sum of the related Servicing Fee and the Trustee Fee.

Pool Balance: As of any date of determination will be equal to the aggregate of the Scheduled Principal Balances of the Mortgage Loans as of such date.

Current Interest: The interest accrued during the related Accrual Period at the applicable Certificate Rate.

Carryforward Interest: With respect to any class of Offered Certificates and any Distribution Date will equal the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such class on such immediately preceding Distribution Date and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Basis Risk Shortfall Amount: To the extent that (a) the amount of interest payable to a Class at its Pass-Through Rate exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate. Such amounts are payable to the extent of available funds, as described herein.

Credit Enhancement: For all of the Certificates consists of the following:

(1) Excess Interest
(2) Overcollateralization (initially, 2.50%)
(3) Additionally, Credit Enhancement will initially be provided by subordination to the:
   a. Class A Certificates from the Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Certificates
   b. Class M1 Certificates from the Class M2, Class M3, Class M4, Class M5 and Class M6 Certificates
   c. Class M2 Certificates from the Class M3, Class M4, Class M5 and Class M6 Certificates
   d. Class M3 Certificates from the Class M4, Class M5 and Class M6 Certificates
   e. Class M4 Certificates from the Class M5 and Class M6 Certificates
   f. Class M5 Certificates from the Class M6 Certificates

Overcollateralization Target: Prior to the Stepdown Date, [2.50]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date, [5.00]% of the aggregate outstanding principal balance of the Mortgage Loans, subject to a floor of 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; *provided, however,* that if a Trigger Event has occurred on the related Distribution Date, the Overcollateralization Target will be the same as the Overcollateralization Target on the preceding Distribution Date.

Trigger Event: A Trigger Event will have occurred if the three-month rolling average of the 60+ Day Delinquency percentage for the three prior Collection Periods equals or exceeds [39]% of the Senior Enhancement Percentage or if the cumulative realized losses exceeds the following percentage of the aggregate initial mortgage loan balance in the respective Distribution Date.

Distribution Date	Percentage
37 – 48	[3.25]%
49 – 60	[5.50]%
61 – 72	[7.25]%
73 +	[8.25]%

Stepdown Date: The later to occur of the Distribution Date in February 2007, and the first Distribution Date on which the Senior Enhancement Percentage has increased to not less than [43.00]%.

Interest Priority of Payments: On each Distribution Date, the interest received or advanced will be distributed in the following order of priority, in each case, to the extent of funds remaining:

(1) To pay the Servicing Fee and the Trustee Fee;
(2) To pay Current Interest and Carryforward Interest to the Class A Certificates;
(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5 and Class M6 (the "Subordinate Classes"), sequentially;
(4) To pay the Credit Risk Manager Fee;
(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
(6) Any interest remaining after the application of the above will be deemed excess interest for such Distribution Date and will be distributed as principal sequentially to Classes A, M1, M2, M3, M4, M5 and M6 to build or maintain the Overcollateralization Target;
(7) To pay sequentially to Classes A, M1, M2, M3, M4, M5 and M6 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;
(8) To pay sequentially to Class M1, M2, M3, M4, M5 and M6 the amount of any allocated Realized Losses remaining unpaid; and
(9) To pay remaining amounts to the holder of the Class X Certificate.

Principal Priority of Payments:

The Class M1, Class M2, Class M3, Class M4, Class M5 and Class M6 Certificates are collectively referred to herein as the "Offered Subordinate Certificates." Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Excess Interest required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a [43.00]% Credit Enhancement Percentage (based on 2x the Class A Initial Target Credit Enhancement Percentage). Offered Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on Offered Subordinate Certificates, first on the Class M1 Certificates until it reaches a [29.00]% Target Credit Enhancement Percentage (based on 2x the Class M1 Initial Target Credit Enhancement Percentage), then on the Class M2 Certificates until it reaches a [17.50]% Target Credit Enhancement Percentage (based on 2x the Class M2 Initial Target Credit Enhancement Percentage), then on the Class M3 Certificates until it reaches a [14.50]% Target Credit Enhancement Percentage (based on 2x the Class M3 Initial Target Credit Enhancement Percentage), then on the Class M4 Certificates, until it reaches a [11.00]% Target Credit Enhancement Percentage (based on 2x the Class M4 Initial Target Credit Enhancement Percentage) and), then on the Class M5 Certificates, until it reaches a [8.00]% Target Credit Enhancement Percentage (based on 2x the Class M5 Initial Target Credit Enhancement Percentage), and then on the Class M6 Certificates, until it reaches a [5.00]% Target Credit Enhancement Percentage (based on 2x the Class M6 Initial Target Credit Enhancement Percentage).

Initial Target Credit Enhancement (% of Initial Collateral Balance):	A	21.50%
	M1	14.50%
	M2	8.75%
	M3	7.25%
	M4	5.50%
	M5	4.00%
	M6	2.50%

Target Credit Enhancement On or after Stepdown Date (% of Current Collateral Balance):	A	43.00%
	M1	29.00%
	M2	17.50%
	M3	14.50%
	M4	11.00%
	M5	8.00%
	M6	5.00%

Net Funds Cap Schedule

PERIOD	RATE	PERIOD	RATE
1	7.5567	41	11.0025
2	7.5561	42	11.4004
3	7.0680	43	11.0287
4	7.3031	44	11.0247
5	7.0670	45	11.3880
6	7.3021	46	11.0166
7	7.0661	47	11.4268
8	7.0658	48	11.0542
9	7.3009	49	11.0502
10	7.0652	50	11.8079
11	7.3004	51	11.0421
12	7.0648	52	11.4061
13	7.0646	53	11.0551
14	7.8213	54	11.4194
15	7.0642	55	11.0470
16	7.2995	56	11.0430
17	7.0639	57	11.4070
18	7.2992	58	11.0351
19	7.0635	59	11.3988
20	7.0633	60	11.0271
21	7.2986	61	11.0231
22	7.0630	62	12.1998
23	9.2247	63	11.0152
24	9.0294	64	11.3783
25	9.0272	65	11.0073
26	9.9920	66	11.3702
27	9.0229	67	10.9995
28	9.3214	68	10.9956
29	9.6445	69	11.3581
30	9.9989	70	10.9878
31	9.6735	71	11.3501
32	9.6708	72	10.9801
33	9.9903	73	10.9762
34	9.6652	74	12.1479
35	10.6939	75	10.9685
36	10.3799	76	11.3302
37	10.3764	77	10.9608
38	11.4844	78	11.3223
39	10.3695	79	10.9532
40	10.7116	80	10.9494

(1) *Assumes 6 month LIBOR remains constant at 20.00%.*

Prepayment Sensitivity Tables

Class A (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.78	4.87	3.32	**2.44**	1.80	1.29
Modified Duration (years)	15.23	4.55	3.16	**2.35**	1.74	1.26
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	175	121	**91**	71	58
Illustrative Yield @ Par (30/360)	1.46%	1.46%	1.46%	**1.45%**	1.45%	1.45%

Class A (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	17.82	5.19	3.58	**2.64**	1.96	1.37
Modified Duration (years)	15.25	4.80	3.38	**2.52**	1.89	1.33
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	11/25/33	12/25/30	6/25/25	**8/25/20**	3/25/17	9/25/14
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	323	257	**199**	158	128
Illustrative Yield @ Par (30/360)	1.46%	1.47%	1.48%	**1.48%**	1.48%	1.47%

Prepayment Sensitivity Tables (cont'd)

Class M1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	**5.11**	4.64	4.76
Modified Duration (years)	20.58	8.72	6.13	**4.82**	4.41	4.52
First Principal Payment	5/25/25	9/25/08	3/25/07	**6/25/07**	10/25/07	5/25/08
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	**40**	44	51
Principal Window (months)	89	120	84	**51**	27	7
Illustrative Yield @ Par (30/360)	1.79%	1.79%	1.79%	**1.79%**	1.79%	1.79%

Class M1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.08	10.51	7.28	**5.62**	5.05	5.61
Modified Duration (years)	20.65	9.34	6.67	**5.25**	4.77	5.29
First Principal Payment	5/25/25	9/25/08	3/25/07	**6/25/07**	10/25/07	5/25/08
Last Principal Payment	10/25/33	8/25/28	6/25/22	**2/25/18**	3/25/15	1/25/13
Principal Lockout (months)	255	55	37	**40**	44	51
Principal Window (months)	102	240	184	**129**	90	57
Illustrative Yield @ Par (30/360)	1.79%	1.81%	1.82%	**1.82%**	1.82%	1.84%

Class M2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	**5.04**	4.32	4.15
Modified Duration (years)	18.98	8.40	5.97	**4.66**	4.05	3.90
First Principal Payment	5/25/25	9/25/08	3/25/07	**4/25/07**	6/25/07	8/25/07
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	**38**	40	42
Principal Window (months)	89	120	84	**53**	31	16
Illustrative Yield @ Par (30/360)	2.46%	2.46%	2.46%	**2.46%**	2.46%	2.46%

Prepayment Sensitivity Tables (cont'd)

Class M2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.07	10.45	7.22	**5.51**	4.69	4.44
Modified Duration (years)	19.03	8.93	6.43	**5.03**	4.36	4.15
First Principal Payment	5/25/25	9/25/08	3/25/07	**4/25/07**	6/25/07	8/25/07
Last Principal Payment	9/25/33	2/25/27	1/25/21	**12/25/16**	3/25/14	4/25/12
Principal Lockout (months)	255	55	37	**38**	40	42
Principal Window (months)	101	222	167	**117**	82	57
Illustrative Yield @ Par (30/360)	2.46%	2.50%	2.50%	**2.51%**	2.50%	2.50%

Class M3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	**5.01**	4.22	3.88
Modified Duration (years)	18.30	8.26	5.90	**4.59**	3.92	3.63
First Principal Payment	5/25/25	9/25/08	3/25/07	**3/25/07**	5/25/07	7/25/07
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	**37**	39	41
Principal Window (months)	89	120	84	**54**	32	17
Illustrative Yield @ Par (30/360)	2.77%	2.77%	2.77%	**2.76%**	2.76%	2.76%

Class M3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.07	10.36	7.15	**5.42**	4.54	4.13
Modified Duration (years)	18.35	8.71	6.29	**4.91**	4.19	3.85
First Principal Payment	5/25/25	9/25/08	3/25/07	**3/25/07**	5/25/07	7/25/07
Last Principal Payment	7/25/33	12/25/24	1/25/19	**5/25/15**	12/25/12	4/25/11
Principal Lockout (months)	255	55	37	**37**	39	41
Principal Window (months)	99	196	143	**99**	68	46
Illustrative Yield @ Par (30/360)	2.77%	2.81%	2.82%	**2.82%**	2.82%	2.81%

Prepayment Sensitivity Tables (cont'd)

Class M4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	**5.01**	4.18	3.80
Modified Duration (years)	17.76	8.15	5.84	**4.55**	3.86	3.54
First Principal Payment	5/25/25	9/25/08	3/25/07	**3/25/07**	4/25/07	5/25/07
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	**37**	38	39
Principal Window (months)	89	120	84	**54**	33	19
Illustrative Yield @ Par (30/360)	3.02%	3.02%	3.02%	**3.02%**	3.02%	3.02%

Class M4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.06	10.29	7.08	**5.37**	4.47	4.02
Modified Duration (years)	17.80	8.54	6.18	**4.83**	4.10	3.72
First Principal Payment	5/25/25	9/25/08	3/25/07	**3/25/07**	4/25/07	5/25/07
Last Principal Payment	6/25/33	1/25/24	5/25/18	**11/25/14**	7/25/12	11/25/10
Principal Lockout (months)	255	55	37	**37**	38	39
Principal Window (months)	98	185	135	**93**	64	43
Illustrative Yield @ Par (30/360)	3.02%	3.06%	3.07%	**3.07%**	3.07%	3.07%

Class M5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	**5.00**	4.16	3.73
Modified Duration (years)	17.44	8.08	5.80	**4.52**	3.82	3.46
First Principal Payment	5/25/25	9/25/08	3/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	9/25/32	8/25/18	2/25/14	**8/25/11**	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	**36**	37	38
Principal Window (months)	89	120	84	**55**	34	20
Illustrative Yield @ Par (30/360)	3.18%	3.18%	3.18%	**3.18%**	3.18%	3.17%

Prepayment Sensitivity Tables (cont'd)

Class M5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.04	10.15	6.97	5.27	4.37	3.90
Modified Duration (years)	17.47	8.38	6.07	4.73	4.00	3.60
First Principal Payment	5/25/25	9/25/08	3/25/07	2/25/07	3/25/07	4/25/07
Last Principal Payment	5/25/33	9/25/22	4/25/17	12/25/13	10/25/11	5/25/10
Principal Lockout (months)	255	55	37	36	37	38
Principal Window (months)	97	169	122	83	56	38
Illustrative Yield @ Par (30/360)	3.18%	3.21%	3.22%	3.22%	3.22%	3.21%

Class M6 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	25.96	9.67	6.60	4.99	4.14	3.68
Modified Duration (years)	13.92	7.25	5.36	4.24	3.61	3.26
First Principal Payment	5/25/25	9/25/08	3/25/07	2/25/07	2/25/07	3/25/07
Last Principal Payment	9/25/32	8/25/18	2/25/14	8/25/11	12/25/09	11/25/08
Principal Lockout (months)	255	55	37	36	36	37
Principal Window (months)	89	120	84	55	35	21
Illustrative Yield @ Par (30/360)	5.24%	5.24%	5.24%	5.24%	5.24%	5.24%

Class M6 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
ARMs Ramp to:	0.00%	13.50%	20.25%	27.00%	33.75%	40.50%
Fixed Rate Loans Ramp to:	0.00%	11.50%	17.25%	23.00%	28.75%	34.50%
Average Life (years)	26.00	9.88	6.77	5.11	4.23	3.74
Modified Duration (years)	13.92	7.35	5.46	4.32	3.68	3.31
First Principal Payment	5/25/25	9/25/08	3/25/07	2/25/07	2/25/07	3/25/07
Last Principal Payment	2/25/33	1/25/21	1/25/16	12/25/12	1/25/11	9/25/09
Principal Lockout (months)	255	55	37	36	36	37
Principal Window (months)	94	149	107	71	48	31
Illustrative Yield @ Par (30/360)	5.24%	5.27%	5.28%	5.28%	5.27%	5.27%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	1-month Forward LIBOR	6-month Forward LIBOR	Excess Spread (Static LIBOR)	Excess Spread (Forward LIBOR)	Period	1-month Forward LIBOR	6-month Forward LIBOR	Excess Spread (Static LIBOR)	Excess Spread (Forward LIBOR)
1	1.1100	1.2100	5.7431	5.7431	41	4.4082	4.6190	5.4326	4.5329
2	1.1100	1.2100	5.7388	5.7388	42	4.4638	4.6664	5.4969	4.6581
3	1.1374	1.2327	5.6272	5.5997	43	4.5156	4.7102	5.4420	4.4436
4	1.1477	1.2646	5.6762	5.6395	44	4.5637	4.7505	5.4467	4.3987
5	1.1627	1.3081	5.6176	5.5647	45	4.6078	4.7878	5.5095	4.5263
6	1.1857	1.3652	5.6666	5.5930	46	4.6482	4.8225	5.4503	4.3142
7	1.2204	1.4369	5.6074	5.4965	47	4.6855	4.8552	5.5091	4.6025
8	1.2697	1.5233	5.6020	5.4419	48	4.7198	4.8863	5.4498	4.4017
9	1.3340	1.6236	5.6510	5.4337	49	4.7516	4.9164	5.4496	4.3677
10	1.4145	1.7363	5.5908	5.2859	50	4.7819	4.9461	5.5673	4.6857
11	1.5113	1.8591	5.6398	5.2512	51	4.8110	4.9757	5.4491	4.3038
12	1.6212	1.9894	5.5789	5.0679	52	4.8395	5.0055	5.5078	4.4502
13	1.7426	2.1248	5.5727	4.9408	53	4.8681	5.0359	5.4486	4.3602
14	1.8737	2.2627	5.7327	5.0444	54	4.8969	5.0667	5.5073	4.5143
15	2.0101	2.4005	5.5599	4.6625	55	4.9262	5.0981	5.4481	4.3037
16	2.1494	2.5364	5.6091	4.6072	56	4.9561	5.1301	5.4478	4.2715
17	2.2894	2.6687	5.5464	4.3729	57	4.9868	5.1623	5.5065	4.4203
18	2.4277	2.7960	5.5957	4.3281	58	5.0180	5.1946	5.4473	4.2050
19	2.5621	2.9174	5.5322	4.0902	59	5.0497	5.2268	5.5060	4.4787
20	2.6915	3.0324	5.5248	3.9560	60	5.0819	5.2585	5.4467	4.2671
21	2.8153	3.1408	5.5742	3.9390	61	5.1139	5.2896	5.4465	4.2327
22	2.9318	3.2427	5.5095	3.7063	62	5.1455	5.3196	5.6232	4.7591
23	3.0413	3.3388	5.5594	5.0734	63	5.1766	5.3485	5.4459	4.1652
24	3.1444	3.4295	5.4937	4.9233	64	5.2068	5.3761	5.5046	4.3213
25	3.2404	3.5156	5.4853	4.8213	65	5.2357	5.4024	5.4454	4.2145
26	3.3305	3.5981	5.6515	5.1115	66	5.2635	5.4272	5.5041	4.3805
27	3.4164	3.6776	5.4679	4.6332	67	5.2898	5.4507	5.4448	4.1611
28	3.4978	3.7548	5.5176	4.6802	68	5.3146	5.4729	5.4445	4.1337
29	3.5760	3.8303	5.4495	4.7792	69	5.3380	5.4940	5.5032	4.3006
30	3.6522	3.9047	5.4994	4.8534	70	5.3600	5.5141	5.4439	4.0831
31	3.7265	3.9780	5.4302	4.6331	71	5.3809	5.5335	5.5026	4.3379
32	3.7995	4.0506	5.4201	4.5537	72	5.4005	5.5524	5.4433	4.1256
33	3.8719	4.1222	5.4702	4.6223	73	5.4195	5.5709	5.4430	4.1039
34	3.9437	4.1926	5.3993	4.3970	74	5.4379	5.5893	5.6197	4.6709
35	4.0147	4.2615	5.4503	4.8155	75	5.4558	5.6077	5.4424	4.0620
36	4.0849	4.3285	5.3781	4.6017	76	5.4737	5.6260	5.5011	4.2387
37	4.1542	4.3930	5.3666	4.5259	77	5.4915	5.6444	5.4417	4.0916
38	4.2215	4.4546	5.5579	4.9067	78	5.5093	5.6629	5.5004	4.2731
39	4.2866	4.5130	5.3997	4.3867	79	5.5273	5.6814	5.4411	4.0540
40	4.3490	4.5679	5.4762	4.5021	80	5.5454	5.6996	5.4408	4.0331

Breakeven CDR Table

The tables below describe the Constant Default Rate ("CDR"), and the related cumulative loss on the Mortgage Loans that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at both static and forward LIBOR. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 12-month lag from default to loss, (4) triggers fail (i.e., no stepdown).

	Static LIBOR		Forward LIBOR	
	CDR Break	Cumulative Loss	CDR Break	Cumulative Loss
Class M1	28.7	21.21%	26.2	20.15%
Class M2	19.2	16.58%	16.8	15.24%
Class M3	17.1	15.34%	14.8	13.91%
Class M4	14.8	13.87%	12.5	12.35%
Class M5	12.9	12.55%	10.8	11.03%
Class M6	11.2	11.32%	9.5	10.01%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$414,831,000 *(Approximate)*
Aegis Asset Backed Securities Trust
Mortgage Pass-Through Certificates, Series 2004-1

Aegis Asset Backed Securities Corporation
Depositor

Aegis
MORTGAGECORPORATION

Aegis Mortgage Corporation
Seller

January 13, 2004

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Aggregate Summary

Total Number of Loans	3,237
Total Outstanding Loan Balance	$425,468,074.19
Average Outstanding Loan Balance	$131,439.01
Fixed Rate Loans	25.76%
Adjustable Rate Loans	74.24%
Prepayment Penalty Coverage	74.27%
Weighted Average Coupon	7.815%
Weighted Average Margin*	6.608%
Weighted Average Initial Periodic Cap*	2.963%
Weighted Average Periodic Cap*	1.000%
Weighted Average Maximum Rate*	12.269%
Weighted Average Minimum Rate*	7.854%
Weighted Average Original Term (mo.)	350
Weighted Average Remaining Term (mo.)	348
Weighted Average Combined Original LTV	79.59%
Weighted Average FICO	607
Weighted Average DTI	40.12%
First Lien Position	96.80%

Product Type	
2/28 ARM	71.87%
3/27 ARM	2.37%
Fixed Rate	25.56%
Balloon	0.21%

Prepayment Penalty (years)	
None	25.73%
1.0	8.95%
2.0	47.68%
2.5	0.10%
3.0	17.54%

Geographic Distribution
(Other States account individually for less Than 5.00% of the Cut-Off Date aggregate principal balance)

California (South)	9.14%
California (North)	5.26%
New York	9.00%
Ohio	7.65%
Massachusetts	6.64%
Florida	5.83%

Largest Zip Code Concentration	
Zip Code (City) 11746 (Dix Hills, NY)	0.33%

Occupancy Status	
Owner Occupied	95.18%
Investment	4.40%
Second Home	0.42%

Loan Purpose	
Cashout Refinance	72.49%
Purchase	25.27%
Rate/Term Refinance	2.24%

* Adjustable-Rate Loans Only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	474	$16,685,613.36	3.92%
50,000.01 - 100,000.00	1,007	75,930,112.87	17.85
100,000.01 - 150,000.00	761	93,572,556.82	21.99
150,000.01 - 200,000.00	435	74,918,805.27	17.61
200,000.01 - 250,000.00	252	56,506,598.06	13.28
250,000.01 - 300,000.00	132	36,179,731.54	8.50
300,000.01 - 350,000.00	60	19,179,843.81	4.51
350,000.01 - 400,000.00	46	17,077,926.88	4.01
400,000.01 - 450,000.00	21	8,983,879.23	2.11
450,000.01 - 500,000.00	22	10,628,331.02	2.50
500,000.01 - 550,000.00	11	5,862,495.65	1.38
550,000.01 - 600,000.00	9	5,224,454.79	1.23
600,000.01 - 650,000.00	5	3,129,486.85	0.74
650,000.01 - 700,000.00	1	688,913.50	0.16
850,000.01 - 900,000.00	1	899,324.54	0.21
Total:	**3,237**	**$425,468,074.19**	**100.00%**

Minimum:	$11,875.00
Maximum:	$899,324.54
Average:	$131,439.01

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	3	$622,780.29	0.15%
5.001 - 5.500	36	6,771,416.97	1.59
5.501 - 6.000	145	29,189,118.88	6.86
6.001 - 6.500	223	42,390,816.08	9.96
6.501 - 7.000	365	58,022,405.63	13.64
7.001 - 7.500	351	56,803,839.58	13.35
7.501 - 8.000	438	67,126,034.97	15.78
8.001 - 8.500	339	46,223,841.77	10.86
8.501 - 9.000	330	40,015,940.80	9.41
9.001 - 9.500	254	27,073,714.07	6.36
9.501 - 10.000	300	24,501,076.77	5.76
10.001 - 10.500	132	11,020,303.78	2.59
10.501 - 11.000	139	7,350,149.75	1.73
11.001 - 11.500	40	2,953,548.13	0.69
11.501 - 12.000	51	2,313,468.66	0.54
12.001 - 12.500	86	2,887,324.53	0.68
12.501 - 13.000	3	119,130.31	0.03
13.001 - 13.500	2	83,163.22	0.02
Total:	**3,237**	**$425,468,074.19**	**100.00%**

Minimum:	4.875%
Maximum:	13.290%
Weighted Average:	7.815%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	223	$16,892,374.40	3.97%
181 – 240	271	11,062,565.76	2.60
241 – 300	1	270,612.18	0.06
301 – 360	2,742	397,242,522	93.37
Total:	3,237	$425,468,074.19	100.00%

Minimum:	120
Maximum:	360
Weighted Average:	350

Aggregate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	223	$16,892,374.40	3.97%
181 – 240	271	11,062,565.76	2.60
241 – 300	1	270,612.18	0.06
301 – 360	2,742	397,242,521.85	93.37
Total:	3,237	$425,468,074.19	100.00%

Minimum:	117
Maximum:	360
Weighted Average:	348

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Combined Original Loan-to-Value Ratio*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	6	374,722.46	0.09%
20.01 - 30.00	9	650,197.25	0.15
30.01 - 40.00	30	2,403,913.48	0.57
40.01 - 50.00	65	8,046,944.68	1.89
50.01 - 60.00	145	18,531,585.90	4.36
60.01 - 70.00	353	46,825,866.41	11.01
70.01 - 80.00	1,140	167,899,056.57	39.46
80.01 - 90.00	968	144,014,255.37	33.85
90.01 - 100.00	521	36,721,532.07	8.63
Total:	3,237	$425,468,074.19	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	12.31%
Maximum:	100.00%
Weighted Average:	79.59%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	10	$1,356,315.06	0.32%
501 – 550	641	81,612,906.28	19.18
551 – 600	894	113,031,681.95	26.57
601 – 620	463	60,952,465.43	14.33
621 – 640	373	49,132,522.10	11.55
641 – 660	346	48,400,713.34	11.38
661 – 680	186	25,819,263.77	6.07
681 – 700	128	17,742,446.86	4.17
701 – 720	77	9,577,760.80	2.25
721 – 750	68	10,863,462.91	2.55
751 – 800	47	6,658,994.57	1.57
801 – 850	4	319,541.12	0.08
Total:	3,237	$425,468,074.19	100.00%

Minimum:	500
Maximum:	807
Weighted Average:	607

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	2,178	$308,421,672.68	72.49%
Purchase	923	107,503,281.31	25.27
Rate/Term Refinance	136	9,543,120.20	2.24
Total:	3,237	$425,468,074.19	100.00%

Aggregate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	2,611	$335,010,619.04	78.74%
PUD	235	34,645,854.91	8.14
2-4 Family	44	10,292,501.02	2.42
Condo	137	15,349,582.70	3.61
Townhouse	31	3,053,725.88	0.72
Other	179	27,115,790.64	6.37
Total:	3,237	$425,468,074.19	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	36	$4,234,785.50	1.00%
California (North)	127	22,372,274.69	5.26
California (South)	220	38,877,596.18	9.14
Colorado	55	7,129,338.36	1.68
Connecticut	69	9,988,809.75	2.35
Delaware	34	3,734,266.31	0.88
Florida	234	24,820,510.83	5.83
Georgia	56	7,898,957.19	1.86
Illinois	99	12,678,388.11	2.98
Indiana	98	8,616,940.30	2.03
Kentucky	54	5,711,944.37	1.34
Louisiana	82	7,302,196.24	1.72
Maine	69	7,557,220.60	1.78
Maryland	62	9,991,323.65	2.35
Massachusetts	139	28,248,415.92	6.64
Michigan	114	13,460,136.61	3.16
Minnesota	84	13,290,733.14	3.12
Missouri	75	7,472,830.32	1.76
Nevada	66	8,360,506.88	1.97
New Hampshire	73	10,669,013.13	2.51
New Jersey	100	17,449,860.45	4.10
New York	197	38,277,387.95	9.00
North Carolina	43	4,165,075.15	0.98
Ohio	335	32,559,745.95	7.65
Pennsylvania	86	8,503,895.39	2.00
Rhode Island	57	8,753,975.03	2.06
Texas	105	11,557,138.19	2.72
Vermont	33	3,712,078.97	0.87
Virginia	95	12,622,178.30	2.97
Washington	64	7,409,752.11	1.74
Wisconsin	58	6,056,987.89	1.42
Other	218	21,983,810.73	5.17
Total:	**3,237**	**$425,468,074.19**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full	2,396	$289,390,122.00	68.02%
Stated	841	136,077,952.19	31.98
Total:	3,237	$425,468,074.19	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Gross Margin*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.501 – 4.000	10	$2,360,476.74	0.75%
4.001 – 4.500	37	6,397,150.56	2.03
4.501 – 5.000	102	18,339,138.61	5.81
5.001 – 5.500	203	36,678,502.31	11.61
5.501 – 6.000	261	43,822,951.96	13.87
6.001 – 6.500	347	51,882,686.26	16.43
6.501 – 7.000	319	48,629,866.84	15.40
7.001 – 7.500	267	35,757,310.12	11.32
7.501 – 8.000	224	26,995,633.12	8.55
8.001 – 8.500	186	20,507,760.25	6.49
8.501 – 9.000	121	12,215,428.81	3.87
9.001 – 9.500	78	7,528,290.68	2.38
9.501 – 10.000	32	2,399,440.86	0.76
10.001 – 10.500	21	1,531,908.31	0.49
10.501 – 11.000	10	682,657.95	0.22
11.501 – 12.000	2	80,362.86	0.03
12.001 – 12.500	1	41,981.92	0.01
Total:	**2,221**	**$315,851,548.16**	**100.00%**

Minimum:	3.625 %
Maximum:	12.040 %
Weighted Average:	6.608 %

* For adjustable-rate loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Initial Periodic Cap*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	49	$5,769,554.41	1.83%
3.000	2,172	310,081,993.75	98.17
Total:	**2,221**	**$315,851,548.16**	**100.00%**

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.963%

* For adjustable-rate loans only

Aggregate Periodic Cap*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	2,221	$315,851,548.16	100.00%
Total:	2,221	$315,851,548.16	**100.00%**

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

* For adjustable-rate loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Maximum Rate*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.501 - 11.000	2	$489,580.50	0.16%
11.001 - 11.500	20	3,920,149.09	1.24
11.501 - 12.000	78	14,505,896.52	4.59
12.001 - 12.500	156	29,651,213.89	9.39
12.501 - 13.000	266	42,555,677.05	13.47
13.001 - 13.500	250	41,618,321.26	13.18
13.501 - 14.000	361	56,115,614.76	17.77
14.001 - 14.500	274	36,733,351.16	11.63
14.501 - 15.000	258	33,150,601.44	10.50
15.001 - 15.500	201	23,024,866.05	7.29
15.501 - 16.000	171	18,297,899.85	5.79
16.001 - 16.500	87	8,527,733.04	2.70
16.501 - 17.000	42	3,212,231.23	1.02
17.001 - 17.500	31	2,436,215.60	0.77
17.501 - 18.000	18	1,170,456.20	0.37
18.001 - 18.500	3	319,395.74	0.10
18.501 - 19.000	1	39,181.56	0.01
19.001 - 19.500	2	83,163.22	0.03
Total:	2,221	$315,851,548.16	100.00%

Minimum:	10.875%
Maximum:	19.290%
Weighted Average:	13.853%

* For adjustable-rate loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Minimum Rate (Floor)*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	2	$489,580.50	0.16%
5.001 - 5.500	19	3,803,214.55	1.20
5.501 - 6.000	78	14,505,896.52	4.59
6.001 - 6.500	156	29,651,213.89	9.39
6.501 - 7.000	267	42,672,611.59	13.51
7.001 - 7.500	250	41,618,321.26	13.18
7.501 - 8.000	361	56,115,614.76	17.77
8.001 - 8.500	274	36,733,351.16	11.63
8.501 - 9.000	258	33,150,601.44	10.50
9.001 - 9.500	201	23,024,866.05	7.29
9.501 - 10.000	171	18,297,899.85	5.79
10.001 – 10.500	87	8,527,733.04	2.70
10.501 – 11.000	42	3,212,231.23	1.02
11.001 – 11.500	31	2,436,215.60	0.77
11.501 – 12.000	18	1,170,456.20	0.37
12.001 – 12.500	3	319,395.74	0.10
12.501 – 13.000	1	39,181.56	0.01
13.001 – 13.500	2	83,163.22	0.03
Total:	2,221	$315,851,548.16	100.00%

Minimum:	4.875%
Maximum:	13.290%
Weighted Average:	7.854%

* For adjustable-rate loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Aggregate Next Rate Adjustment Date*

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-07	3	$553,300.39	0.18%
2005-08	8	1,544,671.22	0.49
2005-09	19	4,101,413.54	1.30
2005-10	145	18,891,011.16	5.98
2005-11	854	115,546,104.55	36.58
2005-12	1,116	163,609,762.79	51.80
2006-01	13	1,536,700.00	0.49
2006-09	1	207,472.13	0.07
2006-10	4	827,016.36	0.26
2006-11	28	4,077,585.13	1.29
2006-12	30	4,956,510.89	1.57
Total:	2,221	$315,851,548.16	100.00%

* For adjustable-rate loans only

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Fixed Rate Summary

Total Number of Loans	1,016	**Geographic Distribution**	
Total Outstanding Loan Balance	$109,616,526.03	(Other States account individually for less Than 5.00% of the Cut-Off Date aggregate principal balance)	
Average Outstanding Loan Balance	$107,890.28		
Prepayment Penalty Coverage	83.91%		
Weighted Average Coupon	7.704%	NY	14.66%
		California (South)	10.16%
		California (North)	4.35%
		Ohio	7.43%
		Florida	6.92%
Weighted Average Original Term (mo.)	320	Massachusetts	6.02%
Weighted Average Remaining Term (mo.)	318		
Weighted Average Combined Original LTV	78.16%	**Largest Zip Code Concentration**	
Weighted Average FICO	637	Zip Code (City) 06756 (Goshen, CT)	0.82%
Weighted Average DTI	40.12%		
First Lien Position	87.59%	**Occupancy Status**	
		Owner Occupied	94.23%
		Investment	5.38%
		Second Home	0.40%
Product Type		**Loan Purpose**	
Fixed Rate	99.20%	Cashout Refinance	70.23%
Balloon	0.80%	Purchase	24.01%
		Rate/Term Refinance	5.76%
Prepayment Penalty (years)			
None	16.09%		
1.0	19.75%		
2.0	2.14%		
2.5	0.20%		
3.0	61.81%		

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	338	$10,711,047.52	9.77%
50,000.01 – 100,000.00	285	20,796,871.17	18.97
100,000.01 - 150,000.00	161	19,598,836.43	17.88
150,000.01 - 200,000.00	94	16,233,642.74	14.81
200,000.01 - 250,000.00	60	13,375,821.79	12.20
250,000.01 - 300,000.00	34	9,339,250.73	8.52
300,000.01 - 350,000.00	8	2,575,829.50	2.35
350,000.01 - 400,000.00	13	4,835,250.22	4.41
400,000.01 - 450,000.00	6	2,562,759.71	2.34
450,000.01 - 500,000.00	7	3,358,960.79	3.06
500,000.01 - 550,000.00	2	1,051,972.13	0.96
550,000.01 - 600,000.00	4	2,334,211.37	2.13
600,000.01 - 650,000.00	2	1,253,833.89	1.14
650,000.01 - 700,000.00	1	688,913.50	0.63
850,000.01 - 900,000.00	1	899,324.54	0.82
Total:	1,016	$109,616,526.03	100.00%

Minimum:	$11,875.00
Maximum:	$899,324.54
Average:	$107,890.28

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	1	$133,199.79	0.12%
5.001 - 5.500	16	2,851,267.88	2.60
5.501 - 6.000	67	14,683,222.36	13.40
6.001 - 6.500	67	12,739,602.19	11.62
6.501 - 7.000	99	15,466,728.58	14.11
7.001 - 7.500	101	15,185,518.32	13.85
7.501 - 8.000	77	11,010,420.21	10.04
8.001 - 8.500	65	9,490,490.61	8.66
8.501 - 9.000	72	6,865,339.36	6.26
9.001 - 9.500	53	4,048,848.02	3.69
9.501 - 10.000	129	6,203,176.92	5.66
10.001 - 10.500	45	2,492,570.74	2.27
10.501 - 11.000	97	4,137,918.52	3.77
11.001 - 11.500	9	517,332.53	0.47
11.501 - 12.000	33	1,143,012.46	1.04
12.001 - 12.500	83	2,567,928.79	2.34
12.501 - 13.000	2	79,948.75	0.07
Total:	1,016	$109,616,526.03	100.00%

Minimum:	5.000%
Maximum:	12.835%
Weighted Average:	7.704%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	223	$16,892,374.40	15.41%
181 – 240	271	11,062,565.76	10.09
241 - 300	1	270,612.18	0.25
301 - 360	521	81,390,973.69	74.25
Total:	1,016	$109,616,526.03	100.00%

Minimum:	120
Maximum:	360
Weighted Average:	320

Fixed Rate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 180	223	$16,892,374.40	15.41%
181 - 240	271	11,062,565.76	10.09
241 - 300	1	270,612.18	0.25
301 - 360	521	81,390,973.69	74.25
Total:	1,016	$109,616,526.03	100.00%

Minimum:	117
Maximum:	360
Weighted Average:	318

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Combined Original Loan-to-Value Ratio*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	1	74,925.33	0.07%
20.01 - 30.00	6	400,924.64	0.37
30.01 - 40.00	17	1,552,332.28	1.42
40.01 - 50.00	20	3,220,177.70	2.94
50.01 - 60.00	53	7,035,049.89	6.42
60.01 - 70.00	109	16,432,473.67	14.99
70.01 - 80.00	259	40,459,053.00	36.91
80.01 - 90.00	151	21,294,621.30	19.43
90.01 - 100.00	400	19146968.22	17.47
Total:	1,016	$109,616,526.03	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	20.00 %
Maximum:	100.00%
Weighted Average:	78.16%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	1	$209,876.02	0.19%
501 - 550	67	8,386,701.24	7.65
551 - 600	197	16,935,913.91	15.45
601 - 620	164	15,145,643.47	13.82
621 - 640	164	18,004,471.98	16.42
641 - 660	157	18,567,584.73	16.94
661 - 680	84	9,372,405.80	8.55
681 - 700	65	7,881,892.33	7.19
701 - 720	44	4,668,533.77	4.26
721 - 750	44	6,869,638.79	6.27
751 - 800	27	3,434,367.07	3.13
801 - 850	2	139,496.92	0.13
Total:	1,016	$109,616,526.03	100.00%

Minimum:	500
Maximum:	807
Weighted Average:	637

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	550	$76,985,657.69	70.23%
Purchase	354	26,318,676.86	24.01
Rate/Term Refinance	112	6,312,191.48	5.76
Total:	1,016	$109,616,526.03	100.00%

Fixed Rate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	801	$83,666,623.62	76.33%
PUD	85	8,910,212.07	8.13
2-4 Family	14	3,805,721.60	3.47
Condo	42	3,198,072.76	2.92
Townhouse	10	634,946.68	0.58
Other	64	9,400,949.30	8.58
Total:	1,016	$109,616,526.03	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
California (North)	45	$4,772,226.94	4.35%
California (South)	86	11,134,155.34	10.16
Colorado	18	1,529,562.41	1.40
Connecticut	25	3,558,323.47	3.25
Delaware	14	1,004,155.03	0.92
Florida	86	7,589,494.82	6.92
Georgia	20	3,084,567.41	2.81
Illinois	27	2,034,149.01	1.86
Indiana	33	2,084,780.75	1.90
Iowa	9	853,542.19	0.78
Kentucky	18	1,309,236.76	1.19
Louisiana	27	2,898,753.77	2.64
Maine	20	1,787,666.19	1.63
Maryland	15	1,597,236.11	1.46
Massachusetts	39	6,594,081.19	6.02
Michigan	19	1,283,849.02	1.17
Minnesota	13	2,266,857.64	2.07
Missouri	15	958,383.25	0.87
Nevada	22	1,773,130.91	1.62
New Hampshire	19	2,184,570.18	1.99
New Jersey	18	2,989,419.82	2.73
New York	81	16,072,677.54	14.66
North Carolina	11	711,704.79	0.65
Ohio	93	8,142,705.46	7.43
Oregon	9	884,766.84	0.81
Pennsylvania	33	2,852,571.45	2.60
Rhode Island	22	3,035,892.58	2.77
Texas	49	4,306,465.14	3.93
Virginia	29	3,254,465.28	2.97
Washington	25	1,493,800.86	1.36
Wisconsin	12	993,779.63	0.91
Other	64	4,579,554.25	4.18
Total:	1,016	$109,616,526.03	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Fixed Rate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full	787	$75,301,568.72	68.70%
Stated	229	34,314,957.31	31.30
Total:	1,016	$109,616,526.03	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Adjustable Rate Summary

Total Number of Loans	2,221
Total Outstanding Loan Balance	$315,851,548.16
Average Outstanding Loan Balance	$142,211.41
Prepayment Penalty Coverage	70.92%
Weighted Average Coupon	7.853%
Weighted Average Margin	6.608%
Weighted Average Initial Periodic Cap	2.963%
Weighted Average Periodic Cap	1.000%
Weighted Average Maximum Rate	13.853%
Weighted Average Minimum Rate	7.854%
Weighted Average Original Term (mo.)	360
Weighted Average Remaining Term (mo.)	358
Weighted Average Combined Original LTV	80.08%
Weighted Average FICO	597
Weighted Average DTI	40.13%
First Lien Position	100.00%
Product Type	
2/28 ARM	96.81%
3/27 ARM	3.19%
Prepayment Penalty (years)	
None	29.08%
1.0	5.21%
2.0	63.48%
2.5	0.06%
3.0	2.17%

Geographic Distribution	
(Other States account individually for less Than 5.00% of the Cut-Off Date aggregate principal balance)	
California (South)	8.78%
California (North)	5.57%
Ohio	7.73%
New York	7.03%
Massachusetts	6.86%
Florida	5.46%
Largest Zip Code Concentration	
Zip Code (City) 11746 (Dix Hills, NY)	0.45%
Occupancy Status	
Owner Occupied	95.51%
Investment	4.06%
Second Home	0.42%
Loan Purpose	
Cashout Refinance	73.27%
Purchase	25.70%
Rate/Term Refinance	1.02%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Scheduled Principal Balances

($)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
0.01 - 50,000.00	136	$5,974,565.84	1.89%
50,000.01 – 100,000.00	722	55,133,241.70	17.46
100,000.01 - 150,000.00	600	73,973,720.39	23.42
150,000.01 - 200,000.00	341	58,685,162.53	18.58
200,000.01 - 250,000.00	192	43,130,776.27	13.66
250,000.01 - 300,000.00	98	26,840,480.81	8.50
300,000.01 - 350,000.00	52	16,604,014.31	5.26
350,000.01 - 400,000.00	33	12,242,676.66	3.88
400,000.01 - 450,000.00	15	6,421,119.52	2.03
450,000.01 - 500,000.00	15	7,269,370.23	2.30
500,000.01 - 550,000.00	9	4,810,523.52	1.52
550,000.01 - 600,000.00	5	2,890,243.42	0.92
600,000.01 - 650,000.00	3	1,875,652.96	0.59
Total:	2,221	$315,851,548.16	100.00%

Minimum:	$33,707.51
Maximum:	$649,455.53
Average:	$142,211.41

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Mortgage Rates

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	2	$489,580.50	0.16%
5.001 - 5.500	20	3,920,149.09	1.24
5.501 - 6.000	78	14,505,896.52	4.59
6.001 - 6.500	156	29,651,213.89	9.39
6.501 - 7.000	266	42,555,677.05	13.47
7.001 - 7.500	250	41,618,321.26	13.18
7.501 - 8.000	361	56,115,614.76	17.77
8.001 - 8.500	274	36,733,351.16	11.63
8.501 - 9.000	258	33,150,601.44	10.50
9.001 - 9.500	201	23,024,866.05	7.29
9.501 - 10.000	171	18,297,899.85	5.79
10.001 - 10.500	87	8,527,733.04	2.70
10.501 - 11.000	42	3,212,231.23	1.02
11.001 - 11.500	31	2,436,215.60	0.77
11.501 - 12.000	18	1,170,456.20	0.37
12.001 - 12.500	3	319,395.74	0.10
12.501 - 13.000	1	39,181.56	0.01
13.001 - 13.500	2	83,163.22	0.03
Total:	2,221	$315,851,548.16	100.00%

Minimum:	4.875%
Maximum:	13.290%
Weighted Average:	7.853%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Original Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
301 – 360	2,221	$315,851,548.16	100.00%
Total:	2,221	$315,851,548.16	100.00%

Minimum:	360
Maximum:	360
Weighted Average:	360

Adjustable Rate Remaining Terms to Stated Maturity

(MONTHS)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
301 – 360	2,221	$315,851,548.16	100.00%
Total:	2,221	$315,851,548.16	100.00%

Minimum:	354
Maximum:	360
Weighted Average:	358

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Combined Original Loan-to-Value Ratio

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.01 - 20.00	5	299,797.13	0.09%
20.01 - 30.00	3	249,272.61	0.08
30.01 - 40.00	13	851,581.20	0.27
40.01 - 50.00	45	4,826,766.98	1.53
50.01 - 60.00	92	11,496,536.01	3.64
60.01 - 70.00	244	30,393,392.74	9.62
70.01 - 80.00	881	127,440,003.57	40.35
80.01 - 90.00	817	122,719,634.07	38.85
90.01 - 100.00	121	17,574,563.85	5.56
Total:	2,221	$315,851,548.16	100.00%

* With respect to the loans secured by second liens, this table was calculated using the Combined Original Loan-to-Value ratio.

Minimum:	12.31%
Maximum:	100.00%
Weighted Average:	80.08%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate FICO Score

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
<= 500	9	$1,146,439.04	0.36%
501 - 550	574	73,226,205.04	23.18
551 - 600	697	96,095,768.04	30.42
601 - 620	299	45,806,821.96	14.50
621 - 640	209	31,128,050.12	9.86
641 - 660	189	29,833,128.61	9.45
661 - 680	102	16,446,857.97	5.21
681 - 700	63	9,860,554.53	3.12
701 - 720	33	4,909,227.03	1.55
721 - 750	24	3,993,824.12	1.26
751 - 800	20	3,224,627.50	1.02
801 - 850	2	180,044.20	0.06
Total:	2,221	$315,851,548.16	100.00%

Minimum:	500
Maximum:	805
Weighted Average:	597

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Loan Purpose

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Cashout Refinance	1,628	$231,436,014.99	73.27%
Purchase	569	81,184,604.45	25.70
Rate/Term Refinance	24	3,230,928.72	1.02
Total:	2,221	$315,851,548.16	100.00%

Adjustable Rate Property Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Single Family	1,810	$251,343,995.42	79.58%
PUD	150	25,735,642.84	8.15
2-4 Family	30	6,486,779.42	2.05
Condo	95	12,151,509.94	3.85
Townhouse	21	2,418,779.20	0.77
Other	115	17,714,841.34	5.61
Total:	2,221	$315,851,548.16	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate States – Top 30

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Arizona	27	$3,593,530.50	1.14%
California (North)	82	17,600,047.75	5.57
California (South)	134	27,743,440.84	8.78
Colorado	37	5,599,775.95	1.77
Connecticut	44	6,430,486.28	2.04
Delaware	20	2,730,111.28	0.86
Florida	148	17,231,016.01	5.46
Georgia	36	4,814,389.78	1.52
Illinois	72	10,644,239.10	3.37
Indiana	65	6,532,159.55	2.07
Kentucky	36	4,402,707.61	1.39
Louisiana	55	4,403,442.47	1.39
Massachusetts	100	21,654,334.73	6.86
Maryland	47	8,394,087.54	2.66
Maine	49	5,769,554.41	1.83
Michigan	95	12,176,287.59	3.86
Minnesota	71	11,023,875.50	3.49
Missouri	60	6,514,447.07	2.06
North Carolina	32	3,453,370.36	1.09
New Hampshire	54	8,484,442.95	2.69
New Jersey	82	14,460,440.63	4.58
Nevada	44	6,587,375.97	2.09
New York	116	22,204,710.41	7.03
Ohio	242	24,417,040.49	7.73
Pennsylvania	53	5,651,323.94	1.79
Rhode Island	35	5,718,082.45	1.81
Texas	56	7,250,673.05	2.30
Virginia	66	9,367,713.02	2.97
Vermont	30	3,069,793.48	0.97
Washington	39	5,915,951.25	1.87
Wisconsin	46	5,063,208.26	1.60
Other	148	16,949,487.94	5.37
Total:	2,221	$315,851,548.16	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Documentation Type

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
Full	1,609	$214,088,553.28	67.78%
Stated	612	101,762,994.88	32.22
Total:	2,221	$315,851,548.16	100.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Gross Margin*

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
3.501 - 4.000	10	$2,360,476.74	0.75%
4.001 - 4.500	37	6,397,150.56	2.03
4.501 - 5.000	102	18,339,138.61	5.81
5.001 - 5.500	203	36,678,502.31	11.61
5.501 - 6.000	261	43,822,951.96	13.87
6.001 - 6.500	347	51,882,686.26	16.43
6.501 - 7.000	319	48,629,866.84	15.40
7.001 - 7.500	267	35,757,310.12	11.32
7.501 - 8.000	224	26,995,633.12	8.55
8.001 - 8.500	186	20,507,760.25	6.49
8.501 - 9.000	121	12,215,428.81	3.87
9.001 - 9.500	78	7,528,290.68	2.38
9.501 - 10.000	32	2,399,440.86	0.76
10.001 - 10.500	21	1,531,908.31	0.49
10.501 - 11.000	10	682,657.95	0.22
11.501 - 12.000	2	80,362.86	0.03
12.001 - 12.500	1	41,981.92	0.01
Total:	2,221	$315,851,548.16	100.00%

Minimum:	3.625%
Maximum:	12.040%
Weighted Average:	6.608%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Initial Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	49	$5,769,554.41	1.83%
3.000	2,172	310,081,993.75	98.17
Total:	**2,221**	**$315,851,548.16**	**100.00%**

Minimum:	1.000%
Maximum:	3.000%
Weighted Average:	2.963%

Aggregate Periodic Cap

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
1.000	2,221	$315,851,548.16	100.00%
Total:	2,221	$315,851,548.16	100.00%

Minimum:	1.000%
Maximum:	1.000%
Weighted Average:	1.000%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Maximum Rate

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
10.501 - 11.000	2	$489,580.50	0.16%
11.001 - 11.500	20	3,920,149.09	1.24
11.501 - 12.000	78	14,505,896.52	4.59
12.001 - 12.500	156	29,651,213.89	9.39
12.501 - 13.000	266	42,555,677.05	13.47
13.001 - 13.500	250	41,618,321.26	13.18
13.501 - 14.000	361	56,115,614.76	17.77
14.001 - 14.500	274	36,733,351.16	11.63
14.501 - 15.000	258	33,150,601.44	10.50
15.001 - 15.500	201	23,024,866.05	7.29
15.501 - 16.000	171	18,297,899.85	5.79
16.001 - 16.500	87	8,527,733.04	2.70
16.501 - 17.000	42	3,212,231.23	1.02
17.001 - 17.500	31	2,436,215.60	0.77
17.501 - 18.000	18	1,170,456.20	0.37
18.001 - 18.500	3	319,395.74	0.10
18.501 - 19.000	1	39,181.56	0.01
19.001 - 19.500	2	83,163.22	0.03
Total:	2,221	$315,851,548.16	100.00%

Minimum:	10.875%
Maximum:	19.290%
Weighted Average:	13.853%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Minimum Rate (Floor)

(%)	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
4.501 - 5.000	2	$489,580.50	0.16%
5.001 - 5.500	19	3,803,214.55	1.20
5.501 - 6.000	78	14,505,896.52	4.59
6.001 - 6.500	156	29,651,213.89	9.39
6.501 - 7.000	267	42,672,611.59	13.51
7.001 - 7.500	250	41,618,321.26	13.18
7.501 - 8.000	361	56,115,614.76	17.77
8.001 - 8.500	274	36,733,351.16	11.63
8.501 - 9.000	258	33,150,601.44	10.50
9.001 - 9.500	201	23,024,866.05	7.29
9.501 - 10.000	171	18,297,899.85	5.79
10.001 – 10.500	87	8,527,733.04	2.70
10.501 – 11.000	42	3,212,231.23	1.02
11.001 – 11.500	31	2,436,215.60	0.77
11.501 – 12.000	18	1,170,456.20	0.37
12.001 – 12.500	3	319,395.74	0.10
12.501 – 13.000	1	39,181.56	0.01
13.001 – 13.500	2	83,163.22	0.03
Total:	2,221	$315,851,548.16	100.00%

Minimum:	4.875%
Maximum:	13.290%
Weighted Average:	7.854%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Adjustable Rate Next Rate Adjustment Date

	MORTGAGE LOANS	PRINCIPAL BALANCE ($)	% OF CUT-OFF DATE PRINCIPAL BALANCE
2005-07	3	$553,300.39	0.18%
2005-08	8	1,544,671.22	0.49
2005-09	19	4,101,413.54	1.30
2005-10	145	18,891,011.16	5.98
2005-11	854	115,546,104.55	36.58
2005-12	1,116	163,609,762.79	51.80
2006-01	13	1,536,700.00	0.49
2006-09	1	207,472.13	0.07
2006-10	4	827,016.36	0.26
2006-11	28	4,077,585.13	1.29
2006-12	30	4,956,510.89	1.57
Total:	2,221	$315,851,548.16	100.00%